Exhibit 99.1

PRECISION DRILLING CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2025 and 2024

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2025 third quarter results, confirms shareholder return targets, and continues to strengthen its North American Super Series rig fleet to meet customer demand.

Financial Highlights

•	Revenue of $462 million was 3% lower than $477 million reported in the third quarter of 2024, representing a relative outperformance versus industry drilling rig activity declines of 15%(1) in Canada and 7%(1) in the U.S. over the comparable period.
•	Adjusted EBITDA(2) was $118 million, including $11 million of share-based compensation expense. In 2024, third quarter Adjusted EBITDA was $142 million and included a share-based compensation recovery of $0.2 million.
•	Net earnings attributable to shareholders was a loss of $7 million as we recorded a higher deferred income tax expense related to our U.S. operations. In the third quarter of 2024, net earnings attributable to shareholders was $39 million.
•	Cash provided by operations during the quarter was $76 million, allowing the Company to repay $10 million of debt and achieve its annual guidance target three months early. Precision also repurchased $9 million of common shares, bringing year-to-date repurchases to $54 million.
•	Capital expenditures were $69 million during the quarter and $182 million for the first nine months of the year. During the quarter, Precision upgraded and moved two Super Triple rigs from the U.S. under long-term contracts and secured additional customer-funded upgrades in Canada and the U.S. As a result, the Company revised its 2025 capital budget to $260 million from $240 million.

Operational Highlights

•	Canada averaged 63 active drilling rigs, a 13% decrease in rig utilization days from the third quarter of 2024, reflective of lower industry activity.
•	Canadian revenue per utilization day increased to $34,193 from $32,325, primarily due to rig mix as we had more active Super Triples.
•	U.S. averaged 36 active rigs versus 35 in the third quarter of 2024, while industry activity was down 40(1) rigs over this same period. For the past two quarters, Precision's U.S. rig utilization days increased 24% while industry activity declined 8%(1).
•	U.S. revenue per utilization day was US$31,040 compared to US$32,949 in the same period last year, as lower industry demand placed downward pressure on rates.
•	Internationally, we averaged seven active rigs versus eight in the third quarter of 2024, while revenue per utilization day was US$53,811 compared to US$47,223 due to planned rig recertifications in 2024.
•	Canadian well service rig operating hours increased 6% versus the same quarter in 2024.

(1)	See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES".
(2)	See “FINANCIAL MEASURES AND RATIOS”.

1

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change	2025	2024	% Change
Revenue	462,250	477,155	(3.1)	1,365,196	1,434,157	(4.8)
Adjusted EBITDA(1)	117,632	142,425	(17.4)	363,229	400,695	(9.4)
Net earnings (loss)	(6,472)	39,183	(116.5)	44,962	96,400	(53.4)
Net earnings (loss) attributable to shareholders	(6,761)	39,183	(117.3)	44,017	96,400	(54.3)
Cash provided by operations	75,869	79,674	(4.8)	286,783	319,292	(10.2)
Funds provided by operations(1)	96,541	113,322	(14.8)	310,673	342,837	(9.4)

Cash used in investing activities	61,194	38,852	57.5	154,445	141,032	9.5
Capital spending by spend category(1)
Expansion and upgrade	35,314	7,709	358.1	81,617	30,501	167.6
Maintenance and infrastructure	34,012	56,139	(39.4)	100,447	127,297	(21.1)
Proceeds on sale	(6,200)	(5,647)	9.8	(21,794)	(21,825)	(0.1)
Net capital spending(1)	63,126	58,201	8.5	160,270	135,973	17.9

Net earnings (loss) attributable to shareholders per share:
Basic	(0.51)	2.77	(118.4)	3.28	6.74	(51.4)
Diluted	(0.51)	2.31	(122.1)	3.09	6.73	(54.1)
Weighted average shares outstanding:
Basic	13,211	14,142	(6.6)	13,430	14,312	(6.2)
Diluted	13,211	14,890	(11.3)	14,070	14,317	(1.7)
(1)	See “FINANCIAL MEASURES AND RATIOS”.

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5	215	214	0.5
Drilling rig utilization days:
Canada	5,766	6,586	(12.5)	17,026	17,667	(3.6)
U.S.	3,341	3,196	4.5	9,065	9,885	(8.3)
International	644	736	(12.5)	2,044	2,192	(6.8)
Revenue per utilization day:
Canada (Cdn$)	34,193	32,325	5.8	35,695	34,497	3.5
U.S. (US$)	31,040	32,949	(5.8)	31,693	33,011	(4.0)
International (US$)	53,811	47,223	14.0	52,037	51,761	0.5
Operating costs per utilization day:
Canada (Cdn$)	21,186	19,448	8.9	21,375	20,196	5.8
U.S. (US$)	22,340	22,207	0.6	22,709	22,113	2.7

Service rig fleet	152	155	(1.9)	148	155	(4.5)
Service rig operating hours	63,522	59,883	6.1	172,936	184,546	(6.3)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count(1):
Canada	73	49	72	65	74	50	63
U.S.	38	36	35	34	30	33	36
International	8	8	8	8	8	7	7
Total	119	93	115	107	112	90	106
(1)	Average number of drilling rigs working or moving.

2

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2025	December 31, 2024
Working capital(1)	164,986	162,592
Cash	38,311	73,771
Long-term debt	687,732	812,469
Total long-term financial liabilities(1)	754,334	888,173
Total assets	2,800,895	2,956,315
Long-term debt to long-term debt plus equity ratio (1)	0.29	0.33
(1)	See “FINANCIAL MEASURES AND RATIOS”.

Summary for the three months ended September 30, 2025:

•	Revenue in the third quarter was $462 million, $15 million lower than the same period last year primarily due to lower Canadian drilling activity offset in part by higher average day rates. With tariff and commodity price uncertainty, some Canadian producers deferred work until this winter season. Revenue from our U.S. drilling, International drilling, and Completion and Production operations were all comparable with the third quarter of 2024.
•	Adjusted EBITDA was $118 million compared to $142 million in the third quarter of 2024. The decrease was mainly attributable to factors impacting revenue plus higher operating costs in Canada and share-based compensation expense, which was $11 million versus a recovery of $0.2 million in the same period last year. For additional information on share-based compensation please refer to "Other Items" later in this report.
•	Net earnings attributable to shareholders was a loss of $7 million or a loss of $0.51 per share compared to $39 million or $2.77 per share for the same period last year. During the quarter, we recorded a higher deferred income tax expense related to our U.S. operations. For additional information on income taxes please refer to "Other Items" later in this report.
•	Cash provided by operations was $76 million and the Company repurchased 121,364 shares for $9 million and reduced long-term debt by $10 million. We also redeemed the remaining portion of our 2026 unsecured senior notes of $138 million (US$100 million) primarily by drawing $129 million from our Senior Credit Facility. Precision ended the quarter with $38 million of cash and more than $400 million in available liquidity.
•	In Canada, revenue per utilization day was $34,193 compared to $32,325 in the same period last year, primarily due to rig mix as Precision had more Super Triples active in the third quarter of 2025 compared with 2024 and higher recoverable costs.
•	Canadian operating costs per utilization day were $21,186 compared to $19,448, with the increase attributable to more labor related to rig mix, recoverable expenses, and rig move costs as we mobilized two rigs from the U.S.
•	In the U.S., revenue per utilization day was US$31,040 compared to US$32,949 in the same period last year, as lower industry activity caused downward pressure on rates.
•	U.S. operating costs per utilization day was US$22,340 versus US$22,207 in the third quarter of 2024. With an increasing rig count, our operating costs per utilization day included US$502 of rig reactivation charges compared to US$270 in the same period last year.
•	Internationally, we had revenue per utilization per day of US$53,811 compared to US$47,223 in the same period last year. The lower rate in 2024 was due to planned rig recertifications that resulted in non-billable utilization days. We realized revenue of US$35 million in the third quarter of 2025 and 2024 as the higher revenue per utilization day was offset by lower activity following one Saudi Arabia rig being temporarily suspended in May.
•	Completion and Production Services revenue was $75 million versus $73 million generated in the third quarter of 2024 as our well service hours increased 6% in Canada. Adjusted EBITDA was $19 million, representing 26% of revenue and similar to 27% in 2024.
•	General and administrative expenses were $31 million versus $23 million in the third quarter of 2024, primarily due to higher share-based compensation expense as our share price appreciated 22% in the quarter.
•	Capital expenditures were $69 million compared to $64 million in the third quarter of 2024 and included $34 million for the maintenance of existing assets, infrastructure, and intangible assets and $35 million for upgrades(1).

(1)	See “FINANCIAL MEASURES AND RATIOS.”

3

Summary for the nine months ended September 30, 2025:

•	Revenue for the first nine months of 2025 was $1,365 million, a decrease of 5% from 2024. The majority of this decrease related to lower activity and day rates in U.S. drilling.
•	Adjusted EBITDA was $363 million versus $401 million in 2024. The decrease was primarily driven by U.S. results, which were in part offset by share-based compensation expense of $18 million compared to $32 million in 2024. On a year-to-date basis, share-based compensation decreased due to lower share price performance relative to 2024. Please refer to “Other Items” later in this report for additional information on share-based compensation.
•	Net earnings attributable to shareholders was $44 million or $3.28 per share compared to $96 million or $6.74 per share in 2024 due to lower Adjusted EBITDA and higher income taxes, partially offset by lower net finance charges. Please refer to “Other Items” later in this report for additional information on income taxes.
•	Net finance charges decreased $9 million to $44 million as a result of a lower outstanding debt balance, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar-denominated interest expense.
•	General and administrative costs were $85 million compared to $97 million for the first nine months of 2024, primarily the result of lower share-based compensation expense.
•	Cash provided by operations was $287 million and the Company repurchased 767,422 shares for $54 million and reduced debt by $101 million, redeeming $222 million (US$160 million) of 2026 unsecured senior notes while utilizing $122 million on the Senior Credit Facility.
•	Capital expenditures were $182 million for the first nine months of 2025 and included $100 million for maintenance, infrastructure, and intangible assets, and $82 million for upgrades. By comparison, for the first nine months of 2024, capital expenditures were $158 million and included $127 million for maintenance, infrastructure, and intangible assets, and $31 million for expansion and upgrades. On a year-to-date basis, lower rig utilization days has resulted in lower maintenance expenditures, while strong demand for customer-funded rig upgrades has more than offset this decrease.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year. Precision’s 2025 strategic priorities and the progress made during the third quarter are summarized below.

1.	Maximize free cash flow through disciplined capital deployment and strict cost management.
•	Generated cash from operations of $76 million, allowing Precision to reduce debt and buy back shares.
•	On track to realize approximately $10 million in annual savings following fixed cost reductions in the first quarter to address market uncertainty.
•	Recorded resilient operating margins(1) in Canada year over year and in the U.S. versus the previous quarter.
2.	Enhance shareholder returns through debt reduction and share repurchases. Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.
•	Achieved our annual debt reduction target during the third quarter, bringing our year-to-date total to $101 million.
•	Returned $9 million of capital to shareholders by repurchasing 121,364 shares during the quarter. Year to date, we have repurchased $54 million in shares and are on track to meet our annual guidance.
•	Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of September 30, 2025, we have reduced our debt by $535 million since the beginning of 2022.
3.	Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.
•	Maintained strong pricing in Canada with revenue per utilization day improving 6% over the third quarter of 2024.
•	Grew U.S. rig utilization averaging 36 active rigs versus 33 in the previous quarter while industry activity decreased.
•	Increased 2025 capital budget to $260 million from $240 million to provide for five additional customer-funded rig upgrades, including two Super Triple rigs moved from the U.S. to Canada under long-term contracts.
•	Current market conditions and commodity price volatility have made acquisitions less attractive in the near term.

(1)	Defined as revenue per utilization day less operating costs per utilization day.

4

OUTLOOK

Near-term expectations for global energy demand growth continue to be tempered by several geopolitical events, including OPEC+ easing of curtailments, trade and tariff uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy are positive, driven by economic growth, demand from emerging economies, LNG off-take, and natural gas sourced power generation demand for AI data centers.

In Canada, additional takeaway capacity for both oil and natural gas continues to support Canadian activity. LNG Canada made its first shipment at the beginning of July and as customers take a long-term view of this business, demand for our Super Triple rigs is near full capacity. The Trans Mountain pipeline expansion continues to support heavy oil production, driving our Super Single rig utilization toward full capacity. With strong Canadian drilling fundamentals, we expect our winter drilling season to meet or exceed last year's winter activity, assuming supportive commodity prices.

In the U.S., while oil rig activity continues to be challenged, the year-to-date natural gas rig count has increased approximately 20% as customers are becoming more constructive on LNG off-take and AI demand. We have capitalized on these emerging opportunities in natural gas basins such as the Haynesville and Marcellus and increased our U.S. drilling rig utilization days 24% over the last two quarters. We currently have 39 rigs active and continue to have encouraging customer conversations that could result in additional activity increases.

Internationally, we have eight rigs under contract with five active in Kuwait, two active in the Kingdom of Saudi Arabia and one rig temporarily suspended in Saudi Arabia. The majority of our international rigs are under five-year term contracts that extend into 2027 and 2028 and we expect seven active for the remainder of the year. We continue to look for opportunities to leverage our international footprint and expertise.

As the premier well service provider in Canada, the long-term outlook for this business is positive, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect customer demand and pricing to remain strong into the foreseeable future, assuming no significant change in market conditions.

Overall, our outlook for the remainder of the year remains optimistic but will continue to be commodity price dependent. With the constructive commodity prices we experienced at the beginning of the fourth quarter, we expect our fourth quarter activity levels to be steady year over year with some upside potential. Our operating margins in Canada are expected to average between $14,000 and $15,000 per utilization day and remain consistent to the margins we reported in the fourth quarter of 2024. In the U.S., we expect our fourth quarter operating margins to remain stable and average between US$8,000 and US$9,000 per utilization day.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at October 22, 2025. For the quarter ending after September 30, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at October 22, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	18	16	20	19
U.S.	20	17	17	16	18	16	16	17	16	16
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	40	43	42

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling rigs trending toward 350 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital(1) in the first and third quarters and releases of working capital in the second and fourth quarters.

5

Capital Spending and Free Cash Flow Allocation

Capital spending in 2025 is expected to be $260 million, an increase of $20 million from our previously announced plan as we moved two Super Triples from the U.S. to Canada under long-term contracts and secured five additional customer-funded rig upgrades in Canada and the U.S. Capital spending by spend category(2) is expected to include $151 million for maintenance, infrastructure, and intangibles, and $109 million for upgrades. We expect to spend $240 million in the Contract Drilling Services segment, $19 million in the Completion and Production Services segment and $1 million in the Corporate segment. At September 30, 2025, Precision had capital commitments of $165 million with payments expected through 2027. We remain committed to our capital allocation plans and achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times. As at September 30, 2025 we have achieved our annual debt reduction target of at least $100 million and are well on track to allocate 35% to 45% of free cash flow before debt repayments for share repurchases by year end, repurchasing $54 million in shares during the first nine months of the year.

Commodity Prices

Third quarter average West Texas Intermediate and Western Canadian Select decreased 14% and 13%, respectively, compared with the same period last year, as U.S. tariff concerns and OPEC+ production increases continued to weigh on oil prices. The average Henry Hub natural gas price increased 38% due to optimism from LNG off-take and AI data centers. Meanwhile, AECO decreased 14% as Canadian inventories remained high given the slow ramp up of LNG Canada.

	For the three months ended September 30,		Year ended December 31,
	2025	2024	2024
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	64.95	75.20	75.73
Western Canadian Select (per barrel) (US$)	54.46	62.30	61.24
Natural gas
United States
Henry Hub (per MMBtu) (US$)	3.07	2.22	2.41
Canada
AECO (per MMBtu) (CDN$)	0.61	0.71	1.39
(1)	See “FINANCIAL MEASURES AND RATIOS”.

6

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	% Change	2025	2024	% Change
Revenue:
Contract Drilling Services	390,943	406,155	(3.7)	1,165,752	1,215,125	(4.1)
Completion and Production Services	74,612	73,074	2.1	207,878	225,987	(8.0)
Inter-segment eliminations	(3,305)	(2,074)	59.4	(8,434)	(6,955)	21.3
	462,250	477,155	(3.1)	1,365,196	1,434,157	(4.8)
Adjusted EBITDA:(1)
Contract Drilling Services	116,860	133,235	(12.3)	364,298	406,662	(10.4)
Completion and Production Services	19,271	19,741	(2.4)	46,693	50,786	(8.1)
Corporate and Other	(18,499)	(10,551)	75.3	(47,762)	(56,753)	(15.8)
	117,632	142,425	(17.4)	363,229	400,695	(9.4)
Depreciation and amortization	79,487	75,073	5.9	229,381	227,104	1.0
Gain on asset disposals	(3,454)	(3,323)	3.9	(12,751)	(14,235)	(10.4)
Foreign exchange	717	849	(15.5)	(533)	772	(169.0)
Finance charges	13,751	16,914	(18.7)	44,368	53,472	(17.0)
Loss (gain) on investments and other assets	(94)	(150)	(37.3)	1,531	(330)	(563.9)
Net earnings before income tax	27,225	53,062	(48.7)	101,233	133,912	(24.4)
Income taxes	33,697	13,879	142.8	56,271	37,512	50.0
Net earnings (loss)	(6,472)	39,183	(116.5)	44,962	96,400	(53.4)
Non-controlling interest	289	—	100.0	945	—	100.0
Net earnings (loss) attributable to shareholders	(6,761)	39,183	(117.3)	44,017	96,400	(54.3)
(1)	See “FINANCIAL MEASURES AND RATIOS”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024	% Change
Revenue	390,943	406,155	(3.7)	1,165,752	1,215,125	(4.1)
Expenses:
Operating	264,300	262,933	0.5	771,160	776,210	(0.7)
General and administrative	9,783	9,987	(2.0)	30,294	32,253	(6.1)
Adjusted EBITDA(1)	116,860	133,235	(12.3)	364,298	406,662	(10.4)
Adjusted EBITDA as a percentage of revenue(1)	29.9%	32.8%		31.3%	33.5%
(1)	See “FINANCIAL MEASURES AND RATIOS”.

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
June 30	50	127	49	134
September 30	63	176	72	207
Year to date average	62	172	65	183
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
June 30	33	556	36	583
September 30	36	525	35	565
Year to date average	33	551	36	583
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

7

Revenue from Contract Drilling Services was $391 million compared to $406 million in the third quarter of 2024, due to lower drilling rig activity in Canada, offset in part by higher average day rates. Precision's Canadian drilling rig utilization days were down 13% due to tariff and commodity price uncertainty that caused some producers to defer work until this winter season. This decrease was similar to the 15% experienced by the Canadian industry. Precision's revenue per utilization day was $34,193 compared to $32,325 in the same period last year, primarily due to rig mix as Precision had more Super Triples active in the third quarter of 2025 compared with 2024 and higher recoverable costs. Revenue from our U.S. and International drilling operations were comparable with the third quarter of 2024.

Adjusted EBITDA was $117 million for the quarter and represented 30% of revenue compared to 33% realized in the third quarter of 2024. The percentage decrease was mainly driven by an increase in Canadian operating costs due to rig mix and rig move costs plus lower average day rates in the U.S.

In Canada, 26% of our utilization days were generated from rigs under term contract in third quarter of 2025 compared to 32% in 2024. In the U.S., 41% of utilization days were generated from rigs under term contract versus 50% in 2024.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024
Revenue	74,612	73,074	2.1	207,878	225,987	(8.0)
Expenses:
Operating	52,832	50,608	4.4	153,914	167,128	(7.9)
General and administrative	2,509	2,725	(7.9)	7,271	8,073	(9.9)
Adjusted EBITDA(1)	19,271	19,741	(2.4)	46,693	50,786	(8.1)
Adjusted EBITDA as a percentage of revenue(1)	25.8%	27.0%		22.5%	22.5%
Well servicing statistics:
Number of service rigs (end of period)	152	155	(1.9)	148	155	(4.5)
Service rig operating hours	63,522	59,883	6.1	172,936	184,546	(6.3)
(1)	See “FINANCIAL MEASURES AND RATIOS”.

Completion and Production Services revenue was $75 million compared to $73 million in the third quarter as well service rig operating hours increased 6% and more than offset the lost contribution from our U.S. well servicing operations that we wound down in the second quarter of 2025. Higher activity in the third quarter of 2025 was driven by customers advancing projects that were deferred in the second quarter and favorable weather conditions.

Adjusted EBITDA was $19 million, representing 26% of revenue and comparable to 27% in the third quarter of 2024.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $18 million for the third quarter versus a negative Adjusted EBITDA of $11 million in the same period last year primarily due to higher share-based compensation expense. On a year-to-date basis, the favorable change in Adjusted EBITDA was driven by lower share-based compensation expense.

8

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash settled share-based incentive plans	9,285	(1,626)	12,350	28,810
Equity settled share-based incentive plans	1,544	1,440	5,522	3,517
Total share-based incentive compensation plan expense	10,829	(186)	17,872	32,327

Allocated:
Operating	2,308	221	4,690	8,159
General and Administrative	8,521	(407)	13,182	24,168
	10,829	(186)	17,872	32,327

Cash settled share-based compensation expense for the quarter was $9 million as compared with recovery of $2 million in 2024. The higher expense was primarily due to our share price appreciating 22% during the third quarter of 2025. On a year-to-date basis, our share based-compensation expense has decreased due to our lower share price performance relative to 2024.

During the first quarters of 2024 and 2025, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives that were aligned with our annual compensation framework. These issuances resulted in an equity-settled share-based compensation expense of $2 million for the quarter. On a year-to-date basis, Executive RSUs and Deferred Share Units account for $5 million and $1 million, respectively, of equity-settled share-based compensation expense.

As at September 30, 2025, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Income Taxes

During the quarter, the Company recognized a deferred income tax expense of $33 million, primarily attributable to the waiving of certain U.S. tax deductions. These deductions were waived to mitigate minimum taxes that the Corporation became subject to as a result of stronger operating results. Consequently, Precision expects to not be subject to U.S. income tax for several years. The waiving of these U.S. tax deductions has been accounted for as a change in tax estimate and adjusted prospectively, resulting in an increase to deferred tax expense and corresponding increase to the deferred tax liability.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

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Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	US$80 million and $28 million drawn with US$51 million in outstanding letters of credit	General corporate purposes	October 31, 2028(1)
Operating facilities (secured)
$40 million	Undrawn, except $4 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$30 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$43 million will expire on June 28, 2027.

In the third quarter of 2025, we reduced long-term debt by $10 million, redeeming the remaining portion of our 2026 unsecured senior notes of $138 million (US$100 million), while drawing $129 million from our Senior Credit Facility. As at September 30, 2025, we had a total of $696 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $822 million at December 31, 2024. The current blended cash interest cost of our debt is approximately 6.6%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

During the third quarter, Precision fully redeemed the 2026 unsecured senior notes. The redemption was executed at par value, comprising US$100 million in principal and US$1 million in accrued interest. The transaction was financed through a combination of cash on hand and proceeds drawn from the Senior Credit Facility.

Precision also extended its Senior Credit Facility's maturity date and amended certain terms of the facility during the third quarter. The maturity date was extended from June 28, 2027 to October 31, 2028, with the exception of US$43 million, which will mature on June 28, 2027.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

Covenants

As at September 30, 2025, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At September 30, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.29
Consolidated covenant EBITDA to consolidated interest expense	>2.50	8.54
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

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Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended September 30,		For the nine months ended September 30,		At December 31,
	2025	2024	2025	2024	2024
Canada-U.S. foreign exchange rates
Average	1.38	1.36	1.40	1.36	—
Closing	1.39	1.35	1.39	1.35	1.44

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2024	2025
Quarters ended	December 31	March 31	June 30	September 30
Revenue	468,171	496,331	406,615	462,250
Adjusted EBITDA(1)	120,526	137,497	108,100	117,632
Net earnings (loss)	14,930	34,947	16,487	(6,472)
Net earnings (loss) attributable to shareholders	14,795	34,511	16,267	(6,761)
Net earnings (loss) attributable to shareholders per basic share	1.06	2.52	1.21	(0.51)
Net earnings (loss) attributable to shareholders per diluted share	1.06	2.20	1.07	(0.51)
Funds provided by operations(1)	120,535	109,842	104,290	96,541
Cash provided by operations	162,791	63,419	147,495	75,869

(Stated in thousands of Canadian dollars, except per share amounts)	2023	2024
Quarters ended	December 31	March 31	June 30	September 30
Revenue	506,871	527,788	429,214	477,155
Adjusted EBITDA(1)	151,231	143,149	115,121	142,425
Net earnings	146,722	36,516	20,701	39,183
Net earnings attributable to shareholders	146,722	36,516	20,701	39,183
Net earnings attributable to shareholders per basic share	10.42	2.53	1.44	2.77
Net earnings attributable to shareholders per diluted share	9.81	2.53	1.44	2.31
Funds provided by operations(1)	145,189	117,765	111,750	113,322
Cash provided by operations	170,255	65,543	174,075	79,674
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2024 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	116,860	133,235	364,298	406,662
Completion and Production Services	19,271	19,741	46,693	50,786
Corporate and Other	(18,499)	(10,551)	(47,762)	(56,753)
Adjusted EBITDA	117,632	142,425	363,229	400,695
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Foreign exchange	717	849	(533)	772
Finance charges	13,751	16,914	44,368	53,472
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Income taxes	33,697	13,879	56,271	37,512
Net earnings (loss)	(6,472)	39,183	44,962	96,400
Non-controlling interests	289	—	945	—
Net earnings (loss) attributable to shareholders	(6,761)	39,183	44,017	96,400

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Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Capital spending by spend category
Expansion and upgrade	35,314	7,709	81,617	30,501
Maintenance, infrastructure and intangibles	34,012	56,139	100,447	127,297
	69,326	63,848	182,064	157,798
Proceeds on sale of property, plant and equipment	(6,200)	(5,647)	(21,794)	(21,825)
Net capital spending	63,126	58,201	160,270	135,973
Proceeds from sale of investments and other assets	—	—	—	(3,623)
Purchase of investments and other assets	10	7	21	7
Receipt of finance lease payments	(209)	(207)	(626)	(591)
Changes in non-cash working capital balances	(1,733)	(19,149)	(5,220)	9,266
Cash used in investing activities	61,194	38,852	154,445	141,032

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	449,676	501,284
Current liabilities	(284,690)	(338,692)
Working capital	164,986	162,592

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	848,943	935,624
Deferred tax liabilities	(94,609)	(47,451)
Total long-term financial liabilities	754,334	888,173

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Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2025;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
•	the average number of term contracts in place for 2025;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

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Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	the impact of tariffs and trade disputes;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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